Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 24, 2024	Financial Contact: David M. Lowe, 612-623-6456 Media Contact: Meredith A. Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports Second Quarter Results
MINNEAPOLIS (7/24/2024) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 28, 2024.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 28, 2024	Jun 30, 2023	% Change	Jun 28, 2024	Jun 30, 2023	% Change
Net Sales	$553.2	$559.6	(1)%	$1,045.4	$1,089.3	(4)%
Operating Earnings	161.4	157.1	3%	294.4	313.7	(6)%
Net Earnings	133.0	134.3	(1)%	255.2	263.4	(3)%
Diluted Net Earnings per Common Share	$0.77	$0.78	(1)%	$1.48	$1.53	(3)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$132.2	$128.8	3%	$244.8	$255.3	(4)%
Diluted Net Earnings per Common Share, adjusted	$0.77	$0.75	3%	$1.42	$1.48	(4)%
(1) Excludes the impact of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the second quarter decreased 1 percent. Sales growth in the Contractor segment was unable to offset declines in the Industrial and Process segments. Regionally, sales decreased in EMEA and Asia Pacific and increased in the Americas.
•Operating earnings for the second quarter increased 3 percent, as an improved gross profit margin rate offset lower sales volume and higher operating expenses.
•Net earnings for the second quarter decreased 1 percent as higher operating earnings and lower interest expense were unable to offset the impact of a higher effective income tax rate. On an adjusted basis, net earnings increased 3 percent.
“Strength in the Contractor segment this quarter was not enough to offset declines elsewhere, resulting in overall sales performance that was below our expectations," said Mark Sheahan, Graco's President and CEO. "New product introductions in Contractor were well-received and led to sales growth. Declines in Asia Pacific were driven largely by the China market, where softening demand is negatively impacting our sealant and adhesives, powder coating equipment and semiconductor businesses. Operating earnings performance was strong for the quarter with an expansion of more than 100 basis points when compared to our second quarter last year."

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Consolidated Results
Net sales for the second quarter decreased 1 percent from the comparable period last year. Second quarter net sales increased 5 percent in the Americas, decreased 6 percent in EMEA (5 percent at consistent translation rates) and decreased 18 percent in Asia Pacific (16 percent at consistent translation rates). Year-to-date net sales decreased 4 percent from the comparable period last year. Year-to-date net sales decreased 1 percent in the Americas, decreased 2 percent in EMEA (3 percent at consistent translation rates) and decreased 17 percent in Asia Pacific (15 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by $3 million for the quarter and $4 million for the year to date.

Gross profit margin rate improved 2 percentage points for the second quarter and 1 percentage point for the year to date from the comparable periods last year mostly due to lower product costs and realized price increases.

Total operating expenses for the second quarter were $5 million (4 percent) higher than the second quarter last year. The increase for the quarter included approximately $3 million of expenses associated with the relocation to a new distribution center and $2 million related to product development, growth initiatives and other corporate items. Year-to-date operating expenses increased $10 million (4 percent) compared to the first half last year. The increase included $5 million related to product development, growth initiatives and other corporate items, $3 million associated with the distribution center relocation, and $2 million of incremental share-based compensation. Operating expense rate-related increases of approximately 3 percent for both the quarter and year to date were mostly offset by reductions in sales and earnings-based expenses.

Interest expense was $1 million lower for the second quarter and $2 million lower for the year to date compared to the same periods last year as private placement debt was repaid in the third quarter of 2023. Other income was flat for the quarter and increased $6 million year-to-date from the comparable periods last year. The year-to-date increase was largely due to increased interest income.

The effective income tax rate was up 4 percentage points to 20 percent for the second quarter and down 1 percentage point to 16 percent for the year to date from the comparable periods last year due primarily to variations in excess tax benefits related to stock option exercises.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Contractor	Industrial	Process	Contractor	Industrial	Process
Net Sales (in millions)	$269.6	$155.7	$127.9	$499.7	$297.7	$248.0
Percentage change from last year
Sales	5%	(5)%	(9)%	—%	(5)%	(9)%
Operating earnings	22%	(6)%	(15)%	6%	(10)%	(14)%
Operating earnings as a percentage of sales
2024	31%	34%	29%	30%	33%	29%
2023	27%	34%	31%	28%	35%	31%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	9%	0%	0%	9%	(1)%	0%	0%	(1)%
EMEA	(7)%	0%	(1)%	(8)%	0%	0%	1%	1%
Asia Pacific	10%	0%	(3)%	7%	3%	0%	(4)%	(1)%
Consolidated	6%	0%	(1)%	5%	0%	0%	0%	0%
Favorable response from new product offerings led to a 5 percent increase in net sales for the second quarter. Net sales were flat for the year to date as favorable response from new product offerings offset softness in worldwide construction markets. The operating margin rate increased 4 percentage points for the quarter driven by lower product costs and price realization. For the year to date, lower product costs and price realization were partially offset by higher expenses, particularly in new product development, resulting in a 2 percentage point increase to the operating margin rate.
Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	10%	0%	0%	10%	4%	0%	0%	4%
EMEA	(2)%	0%	(1)%	(3)%	(3)%	0%	0%	(3)%
Asia Pacific	(25)%	0%	(2)%	(27)%	(19)%	0%	(2)%	(21)%
Consolidated	(4)%	0%	(1)%	(5)%	(5)%	0%	0%	(5)%
Industrial segment net sales decreased 5 percent for the second quarter and year to date, as growth in the Americas was more than offset by double-digit declines in Asia Pacific. The operating margin rate was flat for the quarter and decreased 2 percentage points for the year to date. The favorable effects of product and channel mix was able to offset higher expenses for the quarter, but unable to offset higher expenses for the year to date. Changes in foreign currency translation rates further reduced the operating margin rate for the year to date.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(5)%	0%	0%	(5)%	(6)%	0%	0%	(6)%
EMEA	(9)%	0%	0%	(9)%	(8)%	0%	0%	(8)%
Asia Pacific	(19)%	0%	(1)%	(20)%	(20)%	0%	(2)%	(22)%
Consolidated	(9)%	0%	0%	(9)%	(9)%	0%	0%	(9)%
Process segment net sales decreased 9 percent for both the second quarter and year to date, as sales decreased in most product applications. Weakness in the semiconductor and industrial lubrication product applications was notable for both the quarter and year to date. The operating margin rate for this segment decreased approximately 2 percentage points for the quarter and year to date due primarily to unfavorable expense leverage on lower sales volume.

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Outlook
“Given the slow first half of the year in both our Industrial and Process segments, we are lowering our full-year 2024 worldwide outlook to low single-digit sales decline on an organic, constant currency basis,” stated Sheahan. “While overall economic conditions are challenging, particularly in Asia Pacific, Graco is well-positioned for the long term as we continue to pursue our proven growth strategies and invest in our businesses.”

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Financial Results Adjusted for Comparability
Excluding the impacts of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 28, 2024	Jun 30, 2023	Jun 28, 2024	Jun 30, 2023
Earnings before income taxes	$165.2	$159.6	$305.5	$317.0

Income taxes, as reported	$32.2	$25.4	$50.3	$53.5
Excess tax benefit from option exercises	0.8	5.5	10.4	8.1
Income taxes, adjusted	$33.0	$30.9	$60.7	$61.6

Effective income tax rate
As reported	19.5%	15.9%	16.5%	16.9%
Adjusted	20.0%	19.4%	19.9%	19.4%

Net Earnings, as reported	$133.0	$134.3	$255.2	$263.4
Excess tax benefit from option exercises	(0.8)	(5.5)	(10.4)	(8.1)
Net Earnings, adjusted	$132.2	$128.8	$244.8	$255.3

Weighted Average Diluted Shares	172.5	172.6	172.5	172.1
Diluted Earnings per Share
As reported	$0.77	$0.78	$1.48	$1.53
Adjusted	$0.77	$0.75	$1.42	$1.48

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2023 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; international and domestic political instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2023 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2023 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 25, 2024, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 28, 2024	Jun 30, 2023	Jun 28, 2024	Jun 30, 2023
Net Sales	$553,243	$559,644	$1,045,432	$1,089,290
Cost of products sold	252,389	268,229	478,381	512,735
Gross Profit	300,854	291,415	567,051	576,555
Product development	21,897	21,286	43,769	41,765
Selling, marketing and distribution	69,001	68,380	135,632	133,763
General and administrative	48,597	44,697	93,295	87,307
Operating Earnings	161,359	157,052	294,355	313,720
Interest expense	634	1,798	1,378	3,145
Other (income) expense, net	(4,453)	(4,365)	(12,531)	(6,394)
Earnings Before Income Taxes	165,178	159,619	305,508	316,969
Income taxes	32,200	25,351	50,331	53,535
Net Earnings	$132,978	$134,268	$255,177	$263,434
Net Earnings per Common Share
Basic	$0.79	$0.80	$1.51	$1.56
Diluted	$0.77	$0.78	$1.48	$1.53
Weighted Average Number of Shares
Basic	169,100	168,683	168,795	168,351
Diluted	172,486	172,551	172,466	172,114

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 28, 2024	Jun 30, 2023	Jun 28, 2024	Jun 30, 2023
Net Sales
Contractor	$269,638	$255,648	$499,680	$501,619
Industrial	155,708	163,523	297,699	313,713
Process	127,897	140,473	248,053	273,958
Total	$553,243	$559,644	$1,045,432	$1,089,290
Operating Earnings
Contractor	$84,362	$68,868	$150,503	$142,640
Industrial	52,720	55,887	97,521	108,657
Process	37,279	43,620	72,319	84,185
Unallocated corporate (expense)	(13,002)	(11,323)	(25,988)	(21,762)
Total	$161,359	$157,052	$294,355	$313,720